UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (the “OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, an additional US$35 million was funded into an escrow account and subsequently released upon the satisfaction of certain conditions, and a further $40 million was subject to funding upon the achievement of certain conditions to be determined.

As previously disclosed, on May 23, 2023, Carbon Revolution Operations Pty Ltd., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the Second Supplemental Indenture thereto, dated May 24, 2024, the Third Supplemental Indenture, dated June 21, 2024, and the Fourth Supplement Indenture, dated December 20, 2024, the “Indenture”). The Indenture and the Series 2023-A Notes issued to lenders (the “Existing Lenders”) thereunder were executed and issued pursuant to the US$60 million New Debt Program arranged by PIUS Limited LLC and its affiliates.

As previously disclosed, on December 20, 2024, the OIC Investors agreed to amend the Securities Purchase Agreement to facilitate funding US$25 million of the remaining $40 million upon satisfaction of certain conditions, agreed upon and set forth in such amendment, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance of Fixed Rate Senior Notes, Series 2025-A Notes (the “Series 2025-A Notes”) pursuant to the Indenture, and the Indenture and related documents under the New Debt Program were amended to facilitate the release to Carbon Revolution Operations of an aggregate of US$2 million from the payment reserve fund established under the New Debt Program, in equal installments of US$400,000 as additional term advances simultaneously with each $5 million tranche of funding under the above-mentioned amendments to the Securities Purchase Agreement, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind. Upon redemption or maturity of the Series 2025-A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount funded or released in exchange for such notes minus any cash interest or principal payments or fee payments thereon. The same exit premium also applies in relation to the up to US$2 million funds that are released from the payment reserve fund.

Pursuant to such amendments, as previously disclosed, on December 20, 2024, January 21, 2025, March 7, 2025, May 9, 2025 and July 21, 2025 an aggregate of US$25 million was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$25 million aggregate principal amount of Series 2025-A Notes and the simultaneous release from the payment reserve fund for the Existing Lenders of an aggregate of US$2 million as additional term advances in exchange for interest payable thereon at the rate described above.

The Securities Purchase Agreement provides for up to US$15 million of additional funding by OIC. On October 31, 2025, the OIC Investors agreed to amend the Securities Purchase Agreement to facilitate funding of an additional US$7 million aggregate initial principal amount of Series 2025-A2 Notes (as defined below), subject to certain conditions (as discussed below), in exchange for debt instruments issued by Carbon Revolution Operations. Of such $7 million, $5 million was funded concurrently with the execution of the Sixth SPA Amendment (as defined below) in exchange for Series 2025-A2 Notes and the remaining $2 million is to be funded only if both the Company and the OIC Investors agree. The Company makes no assurance that it will be able to obtain the funding of the $2 million tranche in the Series 2025-A2 Seventh Release or any portion of the remaining $8 million available for funding under the Securities Purchase Agreement after the funding of the two tranches provided for in the Sixth SPA Amendment.

Amendment to Securities Purchase Agreement

On October 31, 2025, the Company and the OIC Investors entered into Amendment No. 6 to the Securities Purchase Agreement (the “Sixth SPA Amendment”), providing for the funding of US$7 million in two tranches (the “Series 2025-A2 Sixth Release” and the “Series 2025-A2 Seventh Release”, respectively), equal in cash to (i) US$5 million (or US$2 million in the case of the Series 2025-A2 Seventh Release) minus (ii) a structuring premium of 4.00% of the principal amount of Series 2025-A Notes at each release, subject to certain conditions (as discussed below) minus (iii) certain transaction cost reimbursement in exchange for debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC Investors will purchase Series 2025-A2 Notes, as defined and further described below. In connection with each of the Series 2025-A2 Sixth Release and the Series 2025-A2 Seventh Release, the Company will allot, issue and sell to the OIC Investors, Additional New Warrants (as defined in the Securities Purchase Agreement, as amended) to subscribe for 5.00% in the case of the Series 2025-A2 Sixth Release and 2.00% in the case of the Series 2025-A2 Seventh Release of Ordinary Shares of the Company on a fully diluted basis. The US$7 million will be released in two tranches: (i) the Series 2025-A2 Sixth Release of US$5 million was funded on the date of the Sixth SPA Amendment, and (ii) the Series 2025-A2 Seventh Release of US$2 million will take place, at the request of the Company, on a date no earlier than March 31, 2026 and subject to the OIC Investors’ written consent (in the OIC Investors’ absolute discretion).

Amendment to IP-Backed Finance Facility and Letter Agreement

On October 31, 2025, Carbon Revolution Operations and the Trustee to the Indenture entered into a Fifth Supplemental Indenture and a Ninth Amendment to the PDSA (the “Ninth Amendment”).

The Fifth Supplemental Indenture adds a new series of Fixed Rate Senior Notes, Series 2025-A2 (the “Series 2025-A2 Notes”). The Fifth Supplemental Indenture provides for the issuance of up to $7 million aggregate principal amount of Series 2025-A2 Notes to the OIC Investors. Each Series 2025-A2 Note (i) shall bear interest at the rate per annum as set forth in Exhibit A to the Fifth Supplemental Indenture, commencing on the Series 2025-A2 Notes Delivery Date (as defined by Article I to the Indenture, as supplemented), computed on the basis of a 360-day year consisting of twelve 30-day months, payable on each Note Interest Payment Date (as defined by the Indenture, as supplemented) and (ii) shall mature as set forth in Exhibit A to the Fifth Supplemental Indenture. Cash Interests Suspension Period is extended through June 30, 2026 and amortization payments are suspended until January 2027.

The Series 2025-A2 Notes shall be dated as of the Series 2025-A2 Notes Delivery Date. No less than $5,000,000 of Series 2025-A2 Notes shall be issued on the Series 2025-A2 Notes Delivery Date.

In addition to the principal and interest on the Series 2025-A2 Notes as set forth in Exhibit A to the Fifth Supplemental Indenture, the 2025-A2 Exit Premium shall be due and payable at the earliest of (1) any redemption of the Series 2025-A2 Notes, including a bona fide refinancing of the Series 2025-A2 Notes, a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders, (2) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (3) on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2025-A2 Notes); provided that certain conditions outlined in the Fifth Supplemental Indenture are met.

In connection with the transactions and amendments described above, the parties to the PDSA entered into the Ninth Amendment, pursuant to which (i) the parties modified or waived any of the covenants, agreements, limitations or restrictions of the Co-Obligors set forth in the Disbursing Agreement, (ii) the Minimum Available Cash Requirement was amended as set forth in the Ninth Amendment, (iii) the financial covenants set forth in the PDSA were amended and (iv) other technical changes were made to permit and facilitate the issuance of the Series 2025-A2 Notes and the transactions contemplated by the foregoing agreements.

Issuance of US$5 million of Series 2025-A2 Notes and Warrants

On October 31, 2025, US$5 million was funded in exchange for the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A2 Notes in exchange for interest thereon, in accordance with the Fifth Supplemental Indenture. Additionally, the OIC Investors were issued Additional New Warrants (the “2025 OIC Warrant”) on a fully diluted basis, in the form furnished as Exhibit 99.5 to this report to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing the same terms as the warrants issued to the OIC Investors in prior reserve releases.

If the 2025-A2 Seventh Release of funding proceeds, the OIC Investors will hold Additional New Warrants, together with the other warrants they have previously received pursuant to the Securities Purchase Agreement, to purchase an aggregate number of shares equal to approximately 68% of the Company’s shares outstanding (up from 61% prior to entry into the foregoing amendments), determined on a “Fully-Diluted Basis”.

The Company paid its legal expenses and those of the OIC Investors and the holders of the Series 2023-A Notes, together with other transaction-related costs and fees in connection with the foregoing arrangements and amendments, which were deducted from the proceeds from the Series 2025-A2 Sixth Release paid to the Company. Giving effect to the receipt of the net proceeds from the Series 2025-A2 Sixth Release, the Company has approximately US$8.8 million of unrestricted cash and approximately US$2.4 million of restricted cash as of October 31, 2025.

As previously disclosed in the Company’s release of July 25, 2025, the Company has a number of new programs entering, or expected to enter, production in the near-term, however, as a result of a decline in the volume of wheels ordered or projected to be ordered by certain customers, the Company revised its revenue forecasts downward and slowed its initial short-term expansion plans.

The Company has continued to experience lower than expected demand for certain programs, especially those tied to the EV space. The weakening of the broader EV market has led to the early cancellation of two programs by a customer, which the Company had initially expected to contribute substantial wheel volumes. The Company is pursuing claims in relation to these cancelled programs.

In addition, as disclosed in the Company’s release of June 3, 2025, the Company is currently not in compliance with certain Nasdaq continued listing requirements. The Company has submitted a plan of compliance to Nasdaq where it has sought an extension in accordance with its plan and is waiting for Nasdaq’s determination. However, even if such plan is accepted, the Nasdaq staff only has the discretion to grant an exception for regaining compliance until November 26, 2025.

Notwithstanding the additional US$5 million of OIC funding announced today (and the expected release of a further US$2 million of OIC funding), the Company expects that it may need to obtain additional funding in the short term and is actively seeking other strategic alternatives to be completed within this fiscal year (ending June 30, 2026).

In order to obtain sufficient liquidity to fund its business and operations, the extent of which funding need is partially dependent upon the outcome of the customer claims being pursued by the Company mentioned above, as well as to contribute towards regaining compliance with Nasdaq continued listing requirements, the Company is exploring other potential strategic and financing options, a portion of which may need to be obtained significantly earlier than the end of the Company’s fiscal year. The Company makes no assurances that it will be able to secure any of the aforementioned on satisfactory terms, or at all.

The Sixth SPA Amendment, the Fifth Supplemental Indenture, the Form of the Series 2025-A2 Notes, the Ninth Amendment and the Form of the 2025 OIC Warrant, are furnished as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5. The foregoing descriptions are qualified in their entirety by the text of such exhibits.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment No. 6, dated October 31, 2025, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors
99.2	Fifth Supplemental Indenture, dated October 31, 2025, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee
99.3	Form of Series 2025-A2 Note.
99.4*	Ninth Amendment, dated October 31, 2025, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023
99.5	Form of 2025 OIC Warrant

* Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: October 31, 2025

	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel